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Exhibit 4.1

HUNTSMAN LLC

AND

THE GUARANTORS NAMED HEREIN,

AND

HSBC BANK USA, NATIONAL ASSOCIATION

as Trustee

SUPPLEMENTAL INDENTURE

Dated as of July 11, 2005

to

Indenture

Dated as of June 22, 2004

11 1/2% Senior Notes due 2012 and Senior Floating Rate Notes due 2011

SUPPLEMENTAL INDENTURE, dated as of July 11, 2005 (this "Supplemental Indenture"), between HUNTSMAN LLC, a Utah limited liability company (the "Company"), the Guarantors named therein and HSBC BANK USA, NATIONAL ASSOCIATION, a national banking association duly organized under the laws of the United States, as trustee (the "Trustee"). All capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Indenture.

        WHEREAS, the Company, the Guarantors and the Trustee are parties to an Indenture, dated as of June 22, 2004 (the "Indenture"), pursuant to which the Company issued its 11 1/2% Senior Notes Due 2012 and its Senior Floating Rate Notes due 2011 (collectively, the "Notes");

        WHEREAS, the managers of the Company have authorized and approved the amendments to the Indenture set forth herein and delivered to the Trustee resolutions of the Board of Directors to that effect (the "Amendments");

        WHEREAS, Section 9.02 of the Indenture provides that the Company, the Guarantors and the Trustee may amend the Indenture and the Notes with the consent of the Holders of a majority in principal amount of the Notes then outstanding;

        WHEREAS, the Company have solicited consents pursuant to a Consent Solicitation Statement, dated June 17, 2005, [as supplemented or amended] (the "Consent Solicitation Statement"), and accompanying Consent Letter, from the Holders of the Notes in connection with the Amendments;

        WHEREAS, the Holders of approximately 86.9% in principal amount of the Notes have consented to the Amendments in accordance with Section 9.02 of the Indenture; and

        WHEREAS, the execution and delivery of this Supplemental Indenture have been duly authorized and all conditions and requirements necessary to make this Supplemental Indenture a valid and binding agreement have been duly performed and complied with;

        NOW, THEREFORE, for and in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, it is mutually covenanted and agreed, for the equal proportionate benefit of all Holders of the Notes, as follows:

ARTICLE I
OPERATION OF AMENDMENTS

        Section 1.1 Operation of Amendments.    Notwithstanding an earlier execution date, the Amendments described in Article II of this Supplemental Indenture shall not become operative until such time as the Company has delivered an Officer's Certificate to the Trustee notifying the Trustee that such Amendments have become operative and certifying that one of the following conditions has been satisfied:

          (a)   on or prior to September 30, 2005, the merger of the Company and Huntsman International LLC (the "Merger") has occurred and the Company has deposited with the Global Bondholder Services Corporation or its successor (the "Information Agent") sufficient funds to pay the Consent Payment to Consenting Holders (each as defined in the Consent Solicitation Statement) and has irrevocably instructed the Information Agent to make such payment; or

          (b)   the Merger has occurred after September 30, 2005 and the Company, on or prior to September 30, 2005, has deposited with the Information Agent sufficient funds to pay the Consent Payment and has irrevocably instructed the Information Agent to make such payment.

ARTICLE II
AMENDMENTS TO INDENTURE

        Section 2.1 Permitted Indebtedness

          (a)   Clause (2) of the definition of "Permitted Indebtedness" is hereby amended and restated to read in its entirety as set forth below:

            (2)   Indebtedness incurred pursuant to the Credit Facilities in an aggregate principal amount not exceeding $3,200 million at any one time outstanding, less (i) the amount of any payments made by the Company under the Credit Facilities with the Net Cash Proceeds of any Asset Sale (which are accompanied by a corresponding permanent commitment reduction) pursuant to clause 3(A) of the second sentence of Section 4.15 and (ii) then outstanding Indebtedness of any Securitization Entity after giving effect to the substantially contemporaneous application of the net proceeds therefrom; provided that, upon and after completion of a merger or other transaction as a result of which Huntsman Advanced Materials, L.L.C., or its successor ("Admat"), is merged with or into or becomes a Restricted Subsidiary of the Company, an additional $300 million aggregate principal amount of Indebtedness at any one time outstanding may be incurred pursuant to the Credit Facilities provided that, after giving effect to such merger or other transaction, the Consolidated Fixed Charge Coverage Ratio of the Company would either (i) not be less than the Consolidated Fixed Charge Coverage Ratio of the Company determined immediately prior to such merger or other transaction or (ii) be at least 3.0 to 1.0;

          (b)   Clause (14) of the definition of "Permitted Indebtedness" is hereby amended and restated to read in its entirety as set forth below:

            (14) Indebtedness of the Company or any Restricted Subsidiary incurred in the ordinary course of business not to exceed $35 million at any time outstanding:

              (A)  representing Capitalized Lease Obligations; or

              (B)  constituting purchase money Indebtedness incurred to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that such purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired;

          (c)   Clause (16) of the definition of "Permitted Indebtedness" is hereby amended and restated to read in its entirety as set forth below:

            (16) Indebtedness of the Company and its Domestic Subsidiaries pursuant to overdraft lines or similar extensions of credit in an aggregate amount not to exceed $20 million at any one time outstanding and Indebtedness of Foreign Subsidiaries pursuant to overdraft lines or similar extensions of credit in an aggregate principal amount not to exceed $60 million at any one time outstanding;

        Section 2.2 Permitted Investments.    Clause (5) of the definition of "Permitted Investments" is hereby amended and restated to read in its entirety as set forth below:

            (5)   Investments in Unrestricted Subsidiaries or joint ventures not to exceed $25 million, plus:

              (A)  the aggregate net after-tax amount returned in cash on or with respect to any Investments made in Unrestricted Subsidiaries and joint ventures whether through interest payments, principal payments, dividends or other distributions or payments;

              (B)  the net after-tax cash proceeds received by the Company or any Restricted Subsidiary from the disposition of all or any portion of such Investments (other than to a Restricted Subsidiary of the Company);

              (C)  upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such subsidiary; provided that such Unrestricted Subsidiary was so designated after the Issue Date; and

              (D)  the net cash proceeds received by the Company from the issuance of Specified Capital Stock.

        Section 2.3 Tax Sharing Agreement; Unrestricted Subsidiary Designation.    The following definitions are hereby amended and restated to read in their entirety as follows:

          "HMP" means HMP Equity Holdings Corporation, a Delaware corporation, any successor thereto or any other entity of which the Company is a consolidated Subsidiary.

          "Tax Sharing Agreement" means that certain tax sharing agreement dated September 30, 2002 by and between the Company and HMP, as in effect on the Issue Date, as such agreement may be modified or replaced in a manner not less favorable in any material respect to the Company than the agreement as in effect on the Issue Date.

          The definition of "Unrestricted Subsidiary" is hereby amended to add the following sentence to the end of the second paragraph thereof:

          Upon completion of the Merger, the following entities will be deemed to be designated Unrestricted Subsidiaries without further action by the Company and without compliance with Section 4.03: Huntsman China Investments B.V.

ARTICLE III
MISCELLANEOUS PROVISIONS

        Section 3.1    Upon execution and delivery of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall be part of the terms and conditions of the Indenture for any and all purposes, and all the terms and conditions of both shall be read together as though they constitute one and the same instrument, except that in case of conflict, the provisions of this Supplemental Indenture will control.

        Section 3.2    Each of the Company, the Guarantors and the Trustee hereby confirms and reaffirms the Indenture, as amended and supplemented by this Supplemental Indenture.

        Section 3.3    The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together shall represent the same agreement. One signed copy is enough to prove this Supplemental Indenture.

        Section 3.4    All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

        Section 3.5    The recitals contained herein shall be taken as the statements of the Company or the Guarantors, as applicable, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be liable or responsible for the validity or sufficiency of this Supplemental Indenture or the due authorization of this Supplemental Indenture by the Company or the Guarantors. In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct of, affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

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        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year written above.

HUNTSMAN LLC
By:	/s/ SEAN DOUGLAS Sean Douglas Vice President and Treasurer
GUARANTORS

Huntsman Specialty Chemicals Corporation
Huntsman Specialty Chemicals Holdings Corporation
Huntsman Chemical Purchasing Corporation
Huntsman International Chemicals Corporation
Huntsman International Trading Corporation
Huntsman Petrochemical Purchasing Corporation
Polymer Materials Inc.
Airstar Corporation
Huntsman Procurement Corporation
JK Holdings Corporation
Huntsman Australia Inc.
Huntsman Chemical Finance Corporation
Huntsman Enterprises Inc.
Huntsman Family Corporation
Huntsman Group Holdings Finance Corporation
Huntsman Group Intellectual Property Holdings Corporation
Huntsman International Services Corporation
Huntsman MA Investment Corporation
Huntsman MA Services Corporation
Huntsman Petrochemical Finance Corporation
Huntsman Expandable Polymers Company, LC
By:	Huntsman International Chemicals Corporation, its Manager
Huntsman Petrochemical Canada Holdings Corporation Huntsman Polymers Holdings Corporation Huntsman Chemical Company LLC Huntsman Polymers Corporation Huntsman Purchasing, Ltd.
By:	Huntsman Procurement Corporation, its General Partner
Petrostar Industries LLC Huntsman Headquarters Corporation
	By:	/s/ SEAN DOUGLAS
	Name:	Sean Douglas
	Title:	Vice President
Huntsman Fuels, L.P.
By:	Petrostar Fuels LLC, its General Partner
Petrostar Fuels LLC
	By:	/s/ SAMUEL D. SCRUGGS
	Name:	Samuel D. Scruggs
	Title:	Vice President
HSBC BANK USA, NATIONAL ASSOCIATION as Trustee
By:	/s/ HERAWATTEE ALLI
Name:	Herawattee Alli
Title:	Assistant Vice President

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SUPPLEMENTAL INDENTURE